UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

VOLCOM, INC.

(Name of Subject Company)

VOLCOM, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92864N101

(CUSIP Number of Class of Securities)

S. Hoby Darling

Senior Vice President, Strategic Development, General Counsel

Volcom, Inc.

1740 Monrovia Avenue

Costa Mesa, California 92627

(949) 646-2175

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Cary K. Hyden

Michael A. Treska

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Volcom, Inc. (“Volcom” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011 and amended on May 23, 2011 and May 24, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Transfer Holding, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of PPR S.A., a “société anonyme à conseil d’administration” (a corporation with a board of directors) (“PPR”), to purchase all of the outstanding common stock, par value $0.001 per share, of Volcom (the “Shares”), at a price of $24.50 per Share, net to seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 11, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by PPR and Purchaser with the SEC on May 11, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the first bullet of the eighth (8th) paragraph appearing in the section entitled “Background of the Offer” with the following:

•

at the request of the Company Board, representatives of Wells Fargo Securities discussed certain strategic alternatives available to the Company for consideration by the Company Board in order to maximize stockholder value, including remaining an independent company, a sale of the Company, the acquisition of other businesses or assets, a leveraged recapitalization, and potential dividends or share repurchases. Representatives of Wells Fargo Securities identified both PPR and Bidder A in its review of potential strategic transaction partners. At this time, Wells Fargo Securities was not aware of, and was not made aware of, the discussions between Volcom and PPR in February and March 2010 or between Volcom and Bidder A in the fall of 2009; and

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the first bullet of the eighteenth (18th) paragraph appearing in the section entitled “Background of the Offer” with the following:

•

representatives of Wells Fargo Securities discussed the potential for initiating a process for the possible sale of the Company, and identified potential strategic partners that may participate in such a transaction, recognizing, based on Wells Fargo Securities’ judgment and experience, that a financial purchaser would be unlikely to submit a bid that would be competitive with bids submitted by potential strategic purchasers;

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the fourth bullet of the eighteenth (18th) paragraph appearing in the section entitled “Background of the Offer” with the following:

•

in light of the Company Board’s further review of the recent state of the sports apparel and eyewear industries and the increased competitive challenges for the Company, the Company Board authorized members of Volcom’s executive management team to formally engage Wells Fargo Securities to act as financial advisor to Volcom to explore a potential sale of Volcom and authorized Wells Fargo Securities and members of the Company’s executive management team to continue discussions with Bidder A. The Company Board also authorized the members of Volcom’s executive management team to enter into a confidentiality agreement with Bidder A, permit Bidder A access to limited nonpublic information to enable Bidder A to submit a non-binding indication of interest, and to hold in person meetings with representatives of Bidder A.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the last sentence of the fifty-third (53rd) paragraph appearing in the section entitled “Background of the Offer” with the following:

While the parties did not discuss details of a potential strategic transaction, there was a general discussion regarding working together and the value the Company’s brands could provide to PPR.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the last sentence of the second (2nd) paragraph appearing in the section entitled “Certain Financial Forecasts” with the following:

Other than the non-GAAP reconciliations and adjustments scheduled below, the information in the Financial Forecasts was also provided to PPR, Wells Fargo Securities and other potential purchasers.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the section entitled “Opinion of Wells Fargo Securities—Selected Public Companies Analysis” with the following:

Selected Public Companies Analysis. Wells Fargo Securities reviewed and compared certain financial information and financial multiples in respect of the Company to corresponding financial information and financial multiples for certain publicly-traded companies with enterprise values, calculated as equity values based on closing share prices on April 29, 2011, plus net debt and the book value of minority interest (“Enterprise Values”), less than $3.5 billion in the wholesale apparel and footwear industries that Wells Fargo Securities deemed comparable to the Company. Although none of the comparable companies is identical to the Company, Wells Fargo Securities selected these companies based upon its views as to the comparability of the financial and operating characteristics of these companies to the Company. Estimated financial data, multiples and ratios of the selected publicly traded companies was based on publicly available information and consensus estimates of research analysts’ reports.

The companies included in the comparable companies analysis were:

•	Billabong International Ltd.

•	Columbia Sportswear Company

•	CROCS, Inc.

•	Deckers Outdoor Corp.

•	LaCrosse Footwear, Inc.

•	Quiksilver, Inc.

•	Steven Madden, Ltd.

•	Timberland Co.

•	True Religion Apparel, Inc.

•	Under Armour, Inc.

•	Wolverine World Wide, Inc.

Wells Fargo Securities reviewed the Enterprise Values of each of the selected public companies as a multiple of its earnings before interest, taxes, depreciation and amortization, adjusted for non-recurring items (“EBITDA”) over the most recent publicly available 12-month period (“LTM EBITDA”). Wells Fargo Securities also reviewed price-to-earnings ratios for calendar year 2011 (“Forward P/E”) for each of the selected public companies based on closing share prices on April 29, 2011. The results of these analyses are set forth in the following table:

	EV/LTM EBITDA	2011 P/E
Billabong International Ltd.	8.6x	11.2x
Columbia Sportswear Company	13.4x	24.7x
CROCS, Inc.	12.3x	18.7x
Deckers Outdoor Corp.	11.1x	18.5x
LaCrosse Footwear, Inc.	10.6x	19.1x
Quiksilver, Inc.	6.6x	17.2x
Steven Madden, Ltd.	10.8x	17.3x
Timberland Co.	12.1x	18.9x
True Religion Apparel, Inc.	7.0x	17.6x
Under Armour, Inc.	22.4x	39.8x
Wolverine World Wide, Inc.	11.4x	16.0x

High	22.4x	39.8x
Median	11.1x	18.5x
Low	6.6x	11.2x

Wells Fargo Securities applied an LTM EBITDA multiple range of 10.1x to 12.1x to the Company’s EBITDA for the 12-month period ended March 31, 2011. This analysis indicated an implied per share equity value reference range for the Company of $17.32 to $19.92, as compared to the consideration to be paid to the holders of Shares of $24.50 per share.

Wells Fargo Securities applied a Forward P/E multiple range of 17.5x to 19.5x to the Company’s corresponding estimated 2011 per share earnings as set forth in the Forecast, adjusted for non-recurring items. This analysis indicated an implied per share equity value reference range for the Company of $18.24 to $20.32, as compared to the consideration to be paid to the holders of Shares of $24.50 per share.

Wells Fargo Securities performed a discounted cash flow analysis on the Company to calculate the estimated present value of the unlevered, after-tax free cash flows that the Company could generate from April 1, 2011 through December 31, 2015, based on the Forecast. Stock-based compensation was treated as a cash expense in the analysis. Wells Fargo Securities performed the discounted cash flow analysis using the terminal exit multiple method of valuing the Company at the end of the Forecast period. For the purpose of calculating the terminal value for the Company at the end of the Forecast period, Wells Fargo Securities applied terminal multiples ranging from 7.0x to 9.0x to the Company’s 2015 estimated EBITDA. The projected cash flows and terminal values were then discounted to present value using the end-of-year convention and a weighted average cost of capital for the Company ranging from 16.5% to 18.5%. In arriving at its weighted average cost of capital estimate, Wells Fargo Securities used a form of the capital asset pricing model and a size premium based on 10th decile data from the 2011 Ibbotson SBBI Yearbook, which in its judgment Wells Fargo Securities deemed appropriate. These analyses indicated an implied per share equity value reference range for the Company of $24.59 to $31.26, as compared to the consideration to be paid to the holders of the Shares of $24.50 per Share.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the first sentence of the third (3rd) paragraph appearing in the section entitled “Opinion of Wells Fargo Securities—Other Considerations” with the following:

Pursuant to an engagement letter between the Company and Wells Fargo Securities, the Company has agreed to pay Wells Fargo Securities a customary fee in the aggregate amount of $6.075 million for its services in connection with the Contemplated Transactions, $750,000 of which was payable upon delivery of the fairness opinion and $5.325 million of which is contingent upon the consummation of the Contemplated Transactions.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to add to the end of the fourth (4th) paragraph appearing in the section entitled “Opinion of Wells Fargo Securities—Other Considerations” the following:

Wells Fargo & Company has an investment in a fund managed by an affiliate which holds a corporate bond issued by PPR in the face amount of EUR 1,148,000. In the past two years, Wells Fargo & Company and its affiliates have not had any business relationship with PPR.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to replace the section entitled “Litigation” in the Schedule 14D-9 and the disclosure in Amendment No. 1 to the Schedule 14D-9 filed with the SEC on May 23, 2011 with the following:

On May 4, 2011, a putative class action lawsuit captioned Greenwood v. Volcom, Inc., et al. (the “California Shareholder Action”), was filed in the Orange County Superior Court. The complaint names as defendants the members the Board of Directors, as well as the Company, PPR and Purchaser. The plaintiff alleges that the Company Board breached its fiduciary duties to the Company’s stockholders in connection with the Offer and Merger, and further claims that the Company, PPR and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and Merger involves an unfair price, an inadequate sales process, and that defendants agreed to the transactions to benefit themselves personally. The complaint seeks injunctive relief, including to enjoin the Offer and Merger, imposition of a constructive trust, and an award of attorneys’ and other fees and costs, in addition to other relief.

On May 13, 2011, a putative class action lawsuit captioned Graff v. Volcom Inc., et al. (the “Delaware Shareholder Action”, together with the California Shareholder Action, the “Merger Litigation”), was filed in the Delaware Court of Chancery. The complaint names as defendants the members of the Board of Directors, as well as the Company, PPR and Purchaser. The plaintiff alleges that the Company and its directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further claims that PPR and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and Merger between the Company and PPR involves an unfair price, an inadequate sales process and unreasonable deal protection devices, that defendants agreed to the transactions to benefit themselves personally, and that the Schedule 14D-9 fails to adequately disclose information relating to the background of the Offer and Merger and the opinion provided by Wells Fargo to the Company’s Board. The complaint seeks injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief.

On June 2, 2011, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the Merger Litigation signed a memorandum of understanding (the “MOU”) regarding a proposed settlement of all claims asserted therein. In connection with the MOU, the Company has agreed to further amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures. The settlement is contingent upon, among other items, the execution of a formal stipulation of settlement and court approval, as well as the Merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of the relevant class of Company stockholders from all claims arising out of the Contemplated Transactions, upon which occurrence defendants will seek termination of any and all continuing shareholder actions in which the released claims are asserted. In the event the settlement is not approved or such conditions are not satisfied, the Company will continue to vigorously defend the Merger Litigation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLCOM, INC.

By:	/s/ S. Hoby Darling
Name: Title:	S. Hoby Darling Senior Vice President, Strategic Development, General Counsel

Dated: June 2, 2011